Exhibit 1

British American Tobacco p.l.c.

19 April 2023

AGM 2023

Chair’s address

Good morning, ladies and gentlemen.

It is my pleasure to welcome you to BAT’s 2023 Annual General Meeting.

All of your Directors are here today, apart from Holly Keller Koeppel who is unable to attend.

Reflecting on 2022, I am delighted to say that the business continued to make great progress against our strategy. This was achieved despite a difficult, and rapidly changing, external environment.

As you will have seen, the title of our 2022 Annual Report is ‘Delivering Transformation’. I think this is a very apt description of what is happening at BAT.

●	Our New Category business delivered strong volume, revenue and market share growth.

●	The Group delivered a 150 basis points improvement in adjusted operating margin at current rates and delivered another year of 100% operating cash conversion.

●	We also returned £6.9 billion to shareholders through dividends and share buy-backs.

The multi-category, purpose-led strategy that the management team put in place in 2019 is working. It is delivering for all stakeholders.

For shareholders, we have delivered 40% total shareholder return (“TSR”) since the launch of our new strategy in March 2019, materially outperforming tobacco peers and the FTSE.

The cornerstone of our purpose to build A Better TomorrowTM is to provide adult smokers with a range of reduced-risk alternatives to cigarettes*†.

In order to help adult smokers switch to these less risky, Non-Combustible products*†, we must ensure that they are both satisfying and meet evolving consumer preferences.

The fact that around 15% of our revenue is now generated from Non-Combustible products, a two-fold increase since 2018, is testament to our progress.

At the end of 2022, we had 22.5 million consumers of our Non-Combustible products**. The upward trajectory, and the momentum we have, provides a clear pathway to reaching our goal of 50 million consumers by 2030.

In countries which have embraced the concept of “Tobacco Harm Reduction”, countries like Sweden, the UK and Japan, we have seen significant declines in smoking rates.1. 2. 3.

These examples show the importance of adult smokers having access to less risky alternatives*†. If more countries were to embrace Tobacco Harm Reduction as a policy tool, further progress to reduce smoking rates could be made; even more quickly.

The weight of evidence suggests this is the best route to reducing smoking rates.

Of course, we recognise that there remains scepticism among some stakeholders around the role of reduced-risk products*†. Some still need to be convinced of the science that supports them.

It is the reason why we place such emphasis on scientific research, bolstering the evidence and advocacy that underpins Tobacco Harm Reduction.

It is also the reason why our Group is aligned around A Better TomorrowTM.

However, reducing the health impact of our business cannot be achieved just by BAT.

Our efforts alone will not deliver the wholesale transformation of BAT, or of this industry.

Policymakers, regulators and public health advocates must help build the science base, and create the policy frameworks necessary, for adult smokers to switch to less risky alternatives*†.

As a Board, it is our responsibility to make sure that BAT’s own transformation continues apace.

Fundamental to that is regularly reviewing capital allocation choices. We do this to ensure that the business retains the right balance between driving a step change in New Categories and generating value from the combustibles business to invest in further growth. Furthermore, we give due consideration to other factors, including capital structure and returns to shareholders.

As we evolve on our transformation journey, we have implemented further organisational changes in January this year; streamlining the business, driving increased focus, and sharpening execution to deliver on our 2025 and 2030 targets through:

●	Reducing our regional structure from four to three;

●	Optimising the number of business units from 16 to 12; and

●	Creating new Management Board roles dedicated to transformation and the combustibles’ business.

OUTLOOK

Turning to our outlook, we continue to expect full year constant currency organic Group revenue growth of 3 to 5% excluding Russia and Belarus; and EPS growth, on a constant currency adjusted◊ diluted earnings per share basis, of mid-single figure.

Given the macro-economic outlook, and in line with our February 2023 guidance, we expect our performance, on an organic basis‡, to be second half weighted.

●	On a year-to-date basis our Non-Combustible consumer** base increased further, by more than 700,000 consumers.

●	We are making strong progress towards our 2024 New Category profitability target.

●	We continue to accelerate our investment in New Categories. In 2023 the phasing of investment plans will be weighted to the second half of the year.

●	We are making good progress towards reducing our leverage closer to the middle of our target 2-3x net debt / EBITDA range by the end of 2023, driven by continued strong cash generation.

In line with our strategy, we are rapidly transforming our business and building A Better TomorrowTM:

●	In Vapour, Vuse continues to further strengthen its global value share*** leadership, with year-to-date share up 3.5 percentage points, driven by a strong performance in the U.S.

●
Our volume share*** of THP and combustibles combined is up by 10 basis points. glo continues to perform well in Europe supported by the roll out of our X2 platform, offset by a highly competitive pricing environment in Japan. We expect our performance to accelerate in the second half supported by a strong investment programme.

●
In Modern Oral, we remain clear leaders in Europe, while unlocking potential in emerging markets. In the U.S., we await the outcome of our Velo 2.0 Premarket Tobacco Product Authorisation (“PMTA”) submission. Year to date, Velo has grown global volume share*** of total oral by 60 basis points.

Our combustibles business continues to fuel our transformation and underpin Group delivery driven by robust pricing, while macro-economic conditions and geographic mix have impacted our year-to-date performance:

●	Group combustibles volume and value share versus full year 2022, is down 20 basis points and 50 basis points respectively, largely driven by the weight of the U.S. market.

●	Since the beginning of the year, we have delivered volume share growth with Group volume share up 10 basis points versus the second half of 2022.

●
The U.S. Industry Premium segment, which is more than half of the market, declined 60 basis points in 2022, and now shows early signs of stabilisation. Our premium volume share has sequentially grown through the first quarter.

●
Our U.S. first-half volume will be impacted by inventory phasing, mostly driven by the prior year implementation of our global SAP platform. Consequently, our full year performance will be second half weighted.

To summarise, we remain on track to achieve:

●	Our 2023 Group guidance;

●	£5 billion New Category revenue target in 2025; and

●	New Category profitability one year early, in 2024.

We are delivering, and we are committed to invest in our transformation and build A Better TomorrowTM, in line with the purpose of the Group.

BOARD COMPOSITION

Now, let me turn to the composition of our Board. I am delighted to welcome Véronique Laury who, in September 2022, joined the Board as an independent Non-Executive Director and member of the Nominations and Audit Committees.

And let me express my thanks to Dimitri Panayotopoulos for his tenure as Senior Independent Director, and to Sue Farr for assuming the role as of August 2022. Dimitri remains as the Chair of the Remuneration Committee.

I would also like to thank Savio Kwan, who has served on the Board since January 2014, and will step down as a Non-Executive Director from the Board at the conclusion of this AGM. I would like to thank him for his valuable contributions over his nine years of service.

MY THANKS

Before we move to the Resolutions, and reflecting on the success of 2022, let me thank my fellow Directors on the Board, our Chief Executive, Jack Bowles and the management team, as well as all of our employees around the world. It is through their ongoing resilience, focus and effort that the Group continues to succeed.

Undoubtedly, 2023 will remain demanding as we face challenges – both geopolitical and macro-economic. The priorities for BAT are clear and we have the strategy, people and capabilities in place to continue building A Better TomorrowTM.

Notes:

All share data is year-to-date February vs FY22.

* Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

† Our Vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products, including Velo, Grizzly, Kodiak, and Camel Snus, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

◊ On an adjusted constant currency basis. Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.

** The number of consumers of Non-Combustible products is defined as the estimated number of Legal Age (minimum 18 years) consumers of the Group’s Non-Combustible products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of Non-Combustible products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with consumer tracking (utilising studies conducted by third parties including Kantar).

The number of Non-Combustible products consumers is used by management to assess the number of consumers regularly using the Group’s New Category products as the increase in Non-Combustible products is a key pillar of the Group’s ESG Ambition and is integral to the sustainability of our business.

The Group’s management believes that this measure is useful to investors given the Group’s ESG ambition and alignment to the sustainability of the business with respect to the Non-Combustibles portfolio.

*** Value share: The retail sales value of the product sold as a proportion of total retail sales value in that category. Volume share: The number of units bought by consumers of a specific brand or combination of brands, as a proportion of the total units bought by consumers in the industry, category or other sub-categorization. Sub-categories include, but are not limited to, the total nicotine category, Modern Oral, Vapour, Traditional Oral or cigarette.

‡ Performance presented excluding businesses sold or acquired that may significantly affect the users understanding of the Group's performance when compared across periods. Organic measures exclude the performance of such businesses in the current and comparator periods to ensure like for like assessment across all periods. In 2021, the Group sold its Iranian business. However, as the Iranian business was not significant to the users understanding of that year or subsequent years financial performance, management did not treat the sale of Iranian business as an organic adjustment.

1.
Human, Delon. “Sweden Achieves the Lowest Smoking Rate in Europe and Is on Track to Become Officially Smoke-Free - the Eu Must Take Note.” BusinessWire. https://www.businesswire.com/news/home/20221205005671/en/Sweden-Achieves-the-Lowest-Smoking-Rate-in-Europe-and-is-on-Track-to-Become-Offici

2.	Fagerstrom, K. “Can Alternative Nicotine Products Put the Final Nail in the Smoking Coffin?” Harm Reduct J, vol. 19, no. 1, 2022, p. 131, doi:10.1186/s12954-022-00722-5

3.
“State of Smoking in Japan.” Foundation for A Smoke-Free World. https://www.smokefreeworld.org/health-science-research-2/health-science-technology-agenda/data-analytics/global-state-of-smoking-landscape/state-smoking-japan

Forward-Looking Statements

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any BAT shares or other securities. This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook", "target" and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the British American Tobacco Group (the “Group”) operates.

In particular, these forward-looking statements include, among other statements, certain statements under the heading “OUTLOOK”.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; changes in the market position, businesses, financial condition, results of operations or prospects of the Group and direct and indirect adverse impacts associated with Climate Change and the move towards a Circular Economy.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

Additional information concerning these and other factors can be found in BAT’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and BAT’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.